Exhibit 4.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

IXI MOBILE, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

IXI Mobile, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority vested in the Board of Directors of the Corporation by Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the following resolution was adopted as of December 16, 2008 by the Board of Directors of the Corporation pursuant to Section 151 of the Delaware General Corporation Law:

“RESOLVED that, pursuant to authority vested in the Board of Directors of the Corporation by Article Fourth of the Corporation’s Certificate of Incorporation, out of the total authorized number of 1,000,000 shares of its preferred stock, par value $0.0001 per share (“Preferred Stock”), there shall be designated a series of 557,560 shares which shall be issued in and constitute a single series to be known as “Series A Preferred Stock”.  The shares of Series A Preferred Stock have the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions thereof set forth below:

1.           Certain Definitions.  As used in this Certificate of Designations, Preferences and Rights of Series A Preferred Stock of IXI Mobile, Inc., the term “Common Stock” shall mean the common stock, $0.0001 par value per share, of the Corporation, and any securities into which the Common Stock may be reclassified.

2.           Dividends.  Dividends on the Series A Preferred Stock may be declared and paid from time to time as determined by the Corporation’s Board of Directors out of funds legally available therefor.  The Corporation shall not declare, pay or set aside any dividends or distributions on shares of Common Stock (other than dividends payable solely in shares of Common Stock), unless the holders of Series A Preferred Stock, first receive, or simultaneously receive, a dividend or distribution on each outstanding share of Series A Preferred Stock, equal to the three hundred (300) times the per share dividend or distribution to be declared, paid or set aside for each share of Common Stock.

3.           Liquidation.  Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the shares of Series A Preferred Stock shall be entitled to any distributions also made to the holders of the Common Stock, or any other class or series of capital stock of the Corporation ranking junior to the Series A Preferred Stock.  With respect to the shares outstanding used to calculate the distribution of any assets for the Corporation’s stockholders, each share of Series A Preferred Stock shall be entitled to a portion of the distribution equal to the distribution payable in respect of three hundred (300) shares of Common Stock (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof).

4.           Conversion.  The Series A Preferred Stock shall not be convertible into the Corporation’s Common Stock, or into any other securities issued by the Corporation.

5.           Voting - Series A Preferred Stock.  In addition to any class voting rights provided by law and this Certificate of Designation, the holders of Series A Preferred Stock shall have the right to vote together with the holders of Common Stock as a single class on any matter on which the holders of Common Stock are entitled to vote (including the election of directors).  With respect to the voting rights of the holders of the Series A Preferred Stock pursuant to the preceding sentence, each holder of Series A Preferred Stock shall be entitled to a number of votes for each share of Series A Preferred Stock held by such holder on the record date for the determination of shareholders entitled to vote equal to three hundred (300) shares of Common Stock (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of the Common Stock occurring after the date hereof).

6.           No Waiver.  Except as otherwise modified or provided for herein, the holders of Series A Preferred Stock shall also be entitled to, and shall not be deemed to have waived, any other applicable rights granted to such holders under the Delaware General Corporation Law.

7.           No Impairment.  The Corporation will not, through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all time in good faith assist in the carrying out of all the provisions of this Article Fourth and in the taking of all such action as may be necessary or appropriate in order to protect the liquidation preferences granted hereunder of the holders of the Series A Preferred Stock against impairment.

8.           Amendment; Waiver.  Any term of the Series A Preferred Stock may be amended or waived upon the written consent of the Corporation and the holders of at least 75% of the Series A Preferred Stock then outstanding, voting together as a single class.

9.           Action By Holders.  Any action or consent to be taken or given by the holders of the Series A Preferred Stock may be given either at a meeting of the holders of the Series A Preferred Stock called and held for such purpose or by written consent.

IN WITNESS WHEREOF, the undersigned has executed Certificate of Designations, Preferences and Rights this 6th day of January, 2009.

IXI MOBILE, INC.

By:	/s/ Israel Frieder
Name: Israel Frieder
Title: Chief Executive Officer